EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March		Year Ended December
$ in millions	2014		2013		2012		2011		2010		2009
Net earnings	$2,033		$ 8,040		$ 7,475		$ 4,442		$ 8,354		$13,385

Add:
Provision for taxes	988		3,697		3,732		1,727		4,538		6,444

Portion of rents representative of an interest factor	27		108		125		159		169		145

Interest expense on all indebtedness	1,557		6,668		7,501		7,982		6,806		6,500
Pre-tax earnings, as adjusted	$4,605		$18,513		$18,833		$14,310		$19,867		$26,474
Fixed charges [1]:
Portion of rents representative of an interest factor	$ 27		$ 108		$ 125		$ 159		$ 169		$ 145

Interest expense on all indebtedness	1,558		6,672		7,509		7,987		6,810		6,570
Total fixed charges	$1,585		$ 6,780		$ 7,634		$ 8,146		$ 6,979		$ 6,715
Preferred stock dividend requirements	125		458		274		2,683		989		1,767
Total combined fixed charges and preferred stock dividends	$1,710		$ 7,238		$ 7,908		$10,829		$ 7,968		$ 8,482
Ratio of earnings to fixed charges	2.91	x	2.73	x	2.47	x	1.76	x	2.85	x	3.94	x
Ratio of earnings to combined fixed charges and preferred stock dividends	2.69	x	2.56	x	2.38	x	1.32	x	2.49	x	3.12	x

1.

Fixed charges include capitalized interest of $1 million for the three months ended March 2014, $4 million for 2013, $8 million for 2012, $5 million for 2011, $4 million for 2010 and $70 million for 2009.